1900 K Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
SANDER M. BIEBER sander.bieber@dechert.com +1 202 261 3308 Direct +1 202 261 3008 Fax

January 13, 2014

Ms. Laura Hatch

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-1520

Re:	The Mexico Fund, Inc.
SEC File Numbers: 333-187 and 811-2409

Dear Ms. Laura Hatch:

During our telephonic conference on December 27, 2013 and the one with Lisa R. Price of our Firm on January 6, 2014, you provided the Securities and Exchange Commission staff’s (the “Staff”) comments on the preliminary proxy statement filed under the Securities Exchange Act of 1934, as amended, of The Mexico Fund, Inc. (the “Fund”), as filed December 20, 2013. The Staff’s comments, along with the Fund’s responses, are set forth below. The Fund has considered your comments and has authorized us to make the responses, changes and acknowledgements discussed below.

GENERAL COMMENTS:

Comment 1.	Please include additional disclosure regarding the performance index for the proposed performance adjustment, the Morgan Stanley Capital International Mexico Index (“MSCI Mexico Index”), on page 5.

18814944.5

US   Austin   Boston   Charlotte   Hartford   Los Angeles   New York   Orange County   Philadelphia   Princeton   San Francisco   Silicon Valley   Washington DC   EUROPE   Brussels   Dublin   Frankfurt   London   Luxembourg   Moscow   Munich   Paris   ASIA   Beijing   Hong Kong

Ms. Laura Hatch January 13, 2014 Page 2

Response 1.	Disclosure regarding the MSCI Mexico Index on page 5 has been supplemented as follows:

The MSCI Mexico Index is designed to measure the performance of the large and mid capitalization segments of the publicly-traded Mexican equity market. It covers 29 companies and approximately 85% of the free float-adjusted market capitalization in Mexico’s equity market. As of November 29, 2013, the major sector allocations of the MSCI Mexico Index included 25.72% of consumer staples, 20.31% of telecommunication services, 17.06% of financials and 16.82% of materials, which together comprise approximately 80% of the MSCI Mexico Index. The MSCI Mexico Index is reviewed quarterly.

Comment 2.	In your response letter, please confirm that the Fund’s performance fee arrangements are in compliance with the Investment Advisers Act of 1940 (“Advisers Act”) and the rules thereunder.

Response 2.	The Proposed Agreement complies with the requirements of the Investment Advisers Act of 1940, as amended, and specifically Section 205 and Rule 205-2. The Proposed Agreement is Exhibit A to the Preliminary Proxy Statement and the Fee Schedule is Schedule A to the Proposed Agreement. Rule 205-2 permits the specified period over which the asset value of a fund is averaged for purposes of computing the fulcrum (i.e., “base”) fee to differ from the period over which the asset value is averaged for computing the performance related portion of the fee, if two conditions are met:(1) the performance related portion of the fee is computed over a rolling period and the total fee is payable at the end of each subperiod of the rolling period, and (2) the fulcrum fee is computed on the basis of the asset value averaged over the most recent subperiod of the rolling period.

Ms. Laura Hatch January 13, 2014 Page 3

The fee payable under the Proposed Agreement meets both of these conditions. The Base Fee is calculated daily and payable monthly. The Base Fee is adjusted each day based upon a performance adjustment which measures the Fund’s performance relative to the MSCI Mexico Index over a trailing 12 month period. The fee calculation and payment process is the following: the Base Fee is calculated each business day and paid monthly. Average daily assets are calculated, the appropriate fee is applied to that value (taking into account applicable fee breakpoints), and that figure is then divided by 365. As appropriate, each daily fee is adjusted by the performance adjustment factor (process described below). At the end of each calendar month, the sum of the daily fees thus determined is added together to determine the monthly fee to be paid.

Each daily fee is adjusted by the performance adjustment factor in the following manner. For each month, the performance of the Fund’s NAV for a trailing 12-month period ending the end of the prior month, is compared with the performance of the MSCI Mexico Index over the same 12-month period. If the difference, positive or negative, is 2%, no performance adjustment factor is applied during the month. If the difference is greater, positive or negative, than 2%, then the performance adjustment factor determined pursuant to the Schedule A of the Proposed Agreement is applied to average net assets over the trailing 12 month performance measurement period each day a daily fee is calculated.

Comment 3.	On page 6, the last paragraph states that during fiscal 2013, “the Fund’s NAV return was, on average, 10.15 percentage points higher than the return of the MSCI Mexico Index.” Please confirm in your response letter that the Fund’s NAV return refers to total return including reinvestment of dividends.

Response 3.	We confirm that the NAV return includes reinvestment of dividends.

Ms. Laura Hatch January 13, 2014 Page 4

Comment 4.	Please confirm whether the Proposed Agreement, which would represent an increase in the advisory fee when Fund assets are above $400 million, was determined by the Board to be in the best interests of the Fund’s stockholders.

Response 4.	We have supplemented the disclosure on pages 7-8, the second and third paragraphs, in the section titled “Evaluation by the Board,” in response to this comment:

“In connection with its deliberations relating to the approval of the Proposed Agreement, which would represent an increase in the advisory fee when Fund assets are above $400 million, the Directors considered whether the approval of the Proposed Agreement would be in the best interests of the Fund and its stockholders based on a number of factors they believed to be relevant. The factors included, but were not limited to, the following: (1) the nature, extent and quality of services provided by the Adviser to the Fund; (2) the investment performance of the Fund; (3) the costs of the services provided, and profits to be realized by, the Adviser from its relationship with the Fund; (4) the extent to which economies of scale have been realized as the Fund grows and whether fee levels reflect these economies of scale for the benefit of Fund investors; and (5) other benefits to the Adviser from its relationship with the Fund (and any corresponding benefit to the Fund). In considering the Proposed Agreement, the Board did not identify any single factor as all-important or controlling.

The Board has determined that the Proposed Agreement is in the best interests of the Fund’s stockholders, as it would enable the stockholders to obtain high quality services at a cost that is appropriate and reasonable. In addition, the Board has concluded that the Proposed Agreement would better align the interests of the Adviser and the Fund and Fund stockholders by

Ms. Laura Hatch January 13, 2014 Page 5

rewarding superior performance or penalizing poor investment results when compared with an appropriate performance index. Accordingly, the Directors, including the Independent Directors, unanimously authorized the submission of the Proposed Agreement to the stockholders of the Fund for their approval on the basis of the following considerations, among others.”

Comment 5.	If appropriate, please add disclosure concerning the possibility that the fee payable under the Proposed Agreement (Proposed Base Fee adjusted by the performance adjustment) could be negative, especially if the Fund’s assets significantly decline and the Fund is significantly underperforming versus the MSCI Mexico Index.

Response 5:	We acknowledge the guidance in the 2009 AICPA Audit Risk Alert entitled “Fulcrum Fees Under Rule 205-2(c) of the Investment Advisers Act of 1940,” and confirm that under the Proposed Agreement, the performance adjustment is calculated using the average net assets over the rolling performance measurement period. We note that the Alert provides in relevant part that “fulcrum fee arrangements pursuant to Rule 205-2(c) may result in the adviser reimbursing the fund…when there is a significant decline in assets coupled with poor performance because the negative performance adjustment, when translated from a percentage to dollars, exceeds the base fee.” However, we believe that the additional disclosure suggested by the Comment is not warranted with respect to the Proposed Agreement and fees paid thereunder, as the Fund is a closed-end fund that does not experience fluctuations in assets to the same degree as an open-end fund. The Fund has a relatively stable asset base; it does not experience shareholder redemptions. In addition to underperformance, the other primary means by which the Fund’s asset base may be reduced is when the Investment Adviser engages in open market repurchases of its own shares; this occurs only when the Fund is trading at a discount of at least 10% to net asset value, and these open market repurchases are capped at 10% of the Fund’s outstanding shares in any 12 month period.

Ms. Laura Hatch January 13, 2014 Page 6

By way of example, we have attached as Exhibit A to this correspondence a table showing pro forma figures for a scenario in which the Fund’s assets decline by 70% and the Fund underperforms versus the MSCI Mexico Index by 20%, causing the Base Fee payable by the Fund to be reduced by the maximum performance adjustment of 0.20%. Exhibit A demonstrates that even under such conditions, the fee payable to the Fund under the Proposed Agreement would not be negative and would not result in a reimbursement of the Fund by the Investment Adviser. By way of reference, during the market turmoil of 2008-2009, the Fund’s net assets declined by approximately 50%, and even under those conditions, the Fund would not have been reimbursed by the Investment Adviser had the Proposed Agreement been in effect. Accordingly, we respectfully decline to incorporate the requested disclosure.

*        *        *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at 202.261.3308 if you wish to discuss this correspondence further.

Sincerely yours,

/s/ Sander M. Bieber

Sander M. Bieber

EXHIBIT A

Proforma figures assuming negative scenario in assets and relative performance to the Benchmark index

Assets 12/30/13	409,600,575.80
NAV Return	-70%
Benchmark Return	-50%
Difference	-20%
Performance Fee	-0.20%
Assets Proforma	122,880,172.74

				Performance Adjustment
Date	Rolling Twelve Months Average Assets	Basic Fee	Daily Basic Fee	%	Amount	Net Effective Fee	Net Adv. Fee
01-abr-15	265,847,606.75	1.00%	3,366.58	-0.20%	- 1,456.70	0.57%	1,909.88
02-abr-15	265,454,839.07	1.00%	3,340.66	-0.20%	- 1,454.55	0.56%	1,886.11
03-abr-15	265,062,071.40	1.00%	3,314.93	-0.20%	- 1,452.39	0.56%	1,862.54
04-abr-15	264,669,303.72	1.00%	3,289.41	-0.20%	- 1,450.24	0.56%	1,839.17
05-abr-15	264,276,536.05	1.00%	3,264.08	-0.20%	- 1,448.09	0.56%	1,815.99
06-abr-15	263,883,768.37	1.00%	3,238.95	-0.20%	- 1,445.94	0.55%	1,793.01
07-abr-15	263,491,000.70	1.00%	3,214.01	-0.20%	- 1,443.79	0.55%	1,770.22
08-abr-15	263,098,233.02	1.00%	3,189.26	-0.20%	- 1,441.63	0.55%	1,747.63

				Performance Adjustment
Date	Rolling Twelve Months Average Assets	Basic Fee	Daily Basic Fee	%	Amount	Net Effective Fee	Net Adv. Fee
09-abr-15	262,705,465.35	1.00%	3,164.70	-0.20%	- 1,439.48	0.55%	1,725.22
10-abr-15	262,312,697.67	1.00%	3,140.33	-0.20%	- 1,437.33	0.54%	1,703.00
11-abr-15	261,919,930.00	1.00%	3,116.15	-0.20%	- 1,435.18	0.54%	1,680.98
12-abr-15	261,527,162.32	1.00%	3,092.16	-0.20%	- 1,433.03	0.54%	1,659.13
13-abr-15	261,134,394.65	1.00%	3,068.35	-0.20%	- 1,430.87	0.53%	1,637.48
14-abr-15	260,741,626.97	1.00%	3,044.72	-0.20%	- 1,428.72	0.53%	1,616.00
15-abr-15	260,348,859.30	1.00%	3,021.28	-0.20%	- 1,426.57	0.53%	1,594.71
16-abr-15	259,956,091.62	1.00%	2,998.02	-0.20%	- 1,424.42	0.52%	1,573.60
17-abr-15	259,563,323.95	1.00%	2,974.93	-0.20%	- 1,422.26	0.52%	1,552.67
18-abr-15	259,170,556.27	1.00%	2,952.02	-0.20%	- 1,420.11	0.52%	1,531.91
19-abr-15	258,777,788.60	1.00%	2,929.29	-0.20%	- 1,417.96	0.52%	1,511.33
20-abr-15	258,385,020.92	1.00%	2,906.74	-0.20%	- 1,415.81	0.51%	1,490.93
21-abr-15	257,992,253.25	1.00%	2,884.36	-0.20%	- 1,413.66	0.51%	1,470.70

				Performance Adjustment
Date	Rolling Twelve Months Average Assets	Basic Fee	Daily Basic Fee	%	Amount	Net Effective Fee	Net Adv. Fee
22-abr-15	257,599,485.57	1.00%	2,862.15	-0.20%	- 1,411.50	0.51%	1,450.64
23-abr-15	257,206,717.90	1.00%	2,840.11	-0.20%	- 1,409.35	0.50%	1,430.76
24-abr-15	256,813,950.22	1.00%	2,818.24	-0.20%	- 1,407.20	0.50%	1,411.04
25-abr-15	256,421,182.55	1.00%	2,796.54	-0.20%	- 1,405.05	0.50%	1,391.49
26-abr-15	256,028,414.87	1.00%	2,775.00	-0.20%	- 1,402.90	0.49%	1,372.11
27-abr-15	255,635,647.20	1.00%	2,753.64	-0.20%	- 1,400.74	0.49%	1,352.89
28-abr-15	255,242,879.52	1.00%	2,732.43	-0.20%	- 1,398.59	0.49%	1,333.84
29-abr-15	254,850,111.85	1.00%	2,711.39	-0.20%	- 1,396.44	0.48%	1,314.96
30-abr-15	254,457,344.17	1.00%	2,690.52	-0.20%	- 1,394.29	0.48%	1,296.23

	TOTAL		90,490.95		- 42,764.79		47,726.16